UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66026/ December 22, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14617

In the Matter of	:	
	:	
ROVAC CORP.,	:	
RS GROUP OF COMPANIES, INC.,	:	ORDER MAKING FINDINGS
RYMER FOODS, INC.,	:	AND REVOKING REGISTRATIONS
STRATUS SERVICES GROUP, INC.,	:	BY DEFAULT
SUN CAL ENERGY, INC.,	:	
SUN MOTOR INTERNATIONAL, INC.,	:	
SUREBET CASINOS, INC., and	:	
SWISS MEDICA, INC.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on November 9, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by November 18, 2011, in accordance with Rule 141(a)(2)(ii) & (iv) of the Commission's Rules of Practice. See 17 C.F.R. §§ 201.141(a)(2)(ii), (iv). Respondents' Answers were due by December 1, 2011. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). On December 5, 2011, I ordered Respondents to show cause by December 15, 2011, why the registration of their securities should not be revoked by default. As of today, Respondents have not filed Answers with the Office of the Secretary nor have they shown cause why the registration of their securities should not be revoked by default.

Rovac Corp. (Rovac), RS Group of Companies, Inc. (RS Group), Rymer Foods, Inc. (Rymer Foods), Stratus Services Group, Inc. (Stratus Services), Sun Cal Energy, Inc. (Sun Cal Energy), Sun Motor International, Inc. (Sun Motor), Surebet Casinos, Inc. (Surebet Casinos), and Swiss Medica, Inc. (Swiss Medica), (collectively, Respondents) are in default for failing to file answers to the OIP or otherwise defend this proceeding. See 17 C.F.R §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Rovac (CIK No. 85399) is a void Delaware corporation located in Rochdale, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Rovac is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended July 31, 2001, which reported a net loss of $78,310 for the prior twelve months. As of November 3, 2011, the company's stock (symbol "ROVC") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group, Inc. ("OTC Link"), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

RS Group (CIK No. 1200202) is a dissolved Florida corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). RS Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2006, which reported a net loss of over $1.11 million for the prior twelve months. As of November 3, 2011, the company's stock (symbol "RSGC") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Rymer Foods (CIK No. 56871) is a void Delaware corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Rymer Foods is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 28, 2001, which reported a net loss of $6,000 for the prior thirty-nine weeks. As of November 3, 2011, the company's stock (symbol "RFDS") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Stratus Services (CIK No. 1044391) is a void Delaware corporation located in Shrewsbury, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Stratus Services is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of $684,058 for the prior nine months. As of November 3, 2011, the company's stock (symbol "SSVG") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Sun Cal Energy (CIK No. 1315373) is a dissolved Nevada corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sun Cal Energy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of $194,892 for the prior nine months. As of November 3, 2011, the company's stock (symbol "SCEY") was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Sun Motor (CIK No. 108729) is a delinquent Wyoming corporation located in Kowloon, Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sun Motor is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2007. As of November 3, 2011, the company's stock (symbol "SNMO") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Surebet Casinos (CIK No. 1110654) is an expired Utah corporation located in Pensacola, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Surebet Casinos is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended March 31, 2003, which reported a net loss of $51,405 for the prior twelve months. As of November 3, 2011, the company's stock (symbol "SBET") was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Swiss Medica (CIK No. 318245) is a void Delaware corporation located in Mississauga, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Swiss Medica is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007, which reported a net loss of over $2.96 million for the prior six months. As of November 3, 2011, the company's stock (symbol "SWME") was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Rovac Corp., RS Group of Companies, Inc., Rymer Foods, Inc., Stratus Services Group, Inc., Sun Cal Energy, Inc., Sun Motor International, Inc., Surebet Casinos, Inc., and Swiss Medica, Inc., is hereby REVOKED.

_____
Cameron Elliot
Administrative Law Judge